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EXHIBIT 99.1                                 NEWS RELEASE DATED DECEMBER 7, 2000
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NEWS FROM UTi


Contacts:

Lawrence R. Samuels                             Cecilia Wilkinson/Julie Crandall
Senior Vice President, Chief Financial Officer  Pondel/Wilkinson Group
UTi Worldwide Inc.                              310.207.9300
310.604.3311                                    investor@pondel.com


           UTi WORLDWIDE REPORTS THIRD QUARTER AND NINE-MONTH RESULTS --FIRST REPORTING SINCE PUBLIC OFFERING OF ORDINARY SHARES--

Rancho Dominguez, CA -- December 7, 2000 - UTi Worldwide Inc. (Nasdaq:UTIW) today reported results for its third quarter and nine months ended October 31, 2000.

For the fiscal 2001 third quarter, UTi's gross revenues rose 22 percent to $240.8 million, from $196.6 million in the corresponding year-earlier period. Net revenues for the quarter totaled $82.8 million, up 27 percent from $65.4 million in the same quarter of fiscal 2000.

Operating profit grew 16 percent to $10.2 million in the current third quarter from $8.8 million in the third quarter of last year. Earnings before interest, taxes, depreciation and amortization (EBITDA) totaled $14.1 million for the third quarter of fiscal 2001, reflecting an increase of 22 percent from the comparable period in fiscal 2000 when EBITDA totaled $11.6 million.

Net income for the fiscal 2001 third quarter totaled $6.7 million or $0.33 per diluted share, compared with net income of $7.9 million or $0.39 per diluted share, for the third quarter of fiscal 2000. Net income for the third quarter of fiscal 2001 reflects a blended effective tax rate of 24 percent contrasted to an effective tax rate of 8 percent for the comparable prior-year period. The company expected that its effective tax rate would increase during fiscal year 2001 and beyond, compared with fiscal 2000, because tax loss carryforwards that were recognized in fiscal 2000 are becoming fully utilized and may not recur in later years.

Consistent with previously published information, UTi's reported results have been prepared in accordance with international accounting standards (IAS). Using accounting principles generally accepted in the United States (U.S. GAAP), net income totaled $4.8 million, or $0.24 per diluted share, for the current third quarter, compared with $7.6 million, or $0.39 per diluted share, a year ago. This decrease reflects a higher effective tax rate for the third quarter of fiscal 2001 along with the previously disclosed third quarter distribution from a stock award plan of ordinary shares to certain employees for past service, which resulted in a non-cash charge of $2.3 million, partially offset by higher revenues as compared with the same quarter last year. This third quarter distribution from the stock award plan was the final distribution for the plan. The related non-cash charge is only applicable under the U.S. GAAP treatment for stock compensation awards and was disclosed in the company's Registration Statement on Form F-1 filed with the Securities and Exchange Commission, which became effective on November 2, 2000. Excluding this charge, net income was $7.1 million, or $0.36 per diluted share for the current quarter, compared with $7.6 million, or $0.39 per diluted share, in the comparable period a year ago.

For the first nine months of fiscal 2001, UTi's gross revenues rose 23 percent to $642.8 million, from $524.6 million in the corresponding year-earlier period. Net revenues for the first nine months of fiscal 2001 totaled $223.9 million, up 24 percent from $180.6 million in the comparable period in fiscal 2000.

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EXHIBIT 99.1                                 NEWS RELEASE DATED DECEMBER 7, 2000
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Operating profit grew 35 percent to $22.5 million in the first nine months of fiscal 2001 versus $16.6 million for the comparable prior-year period. Operating profit margin for the current nine-month period rose to 10.0 percent of net revenues, compared with 9.2 percent of net revenues in the first nine months of the prior fiscal year. EBITDA increased by 34 percent to $32.8 million in the first nine months of fiscal 2001 from $24.5 million in the comparable prior-year period.

Net income for the fiscal 2001 nine-month period advanced 7 percent to $14.5 million, or $0.72 per diluted share, up from $13.5 million, or $0.67 per diluted share, for the comparable period a year ago.

Using U.S. GAAP, net income totaled $11.9 million, or $0.61 per diluted share, for the nine months ended October 31, 2000, compared with $13.1 million, or $0.68 per diluted share, a year ago. Excluding the non-cash charge of $2.3 million recorded in the third quarter, net income using U.S. GAAP for the first nine months of fiscal 2001 was $14.2 million, or $0.72 per diluted share, compared with $13.1 million, or $0.68 per diluted share, for the comparable period in fiscal 2000.

Per share calculations reflect UTi's 1-for-7.63 combination of shares (reverse stock split) effective on October 18, 2000. They do not reflect the company's public offering of ordinary shares in November 2000, subsequent to the close of the quarter, in which the company raised approximately $73.4 million through the issuance of approximately 5.4 million shares, after deducting the underwriting discount and commissions and estimated offering expenses.

Roger I. MacFarlane, UTi's chief executive officer, noted that revenue growth in the third quarter reflected across-the-board gains for the company's airfreight, ocean freight, customs brokerage and other supply chain services. Additionally, revenue benefited from two months of contributions from the Continental group of companies, which UTi acquired in September 2000.

"We are especially pleased with our completion of the Continental acquisition during the quarter, as this strengthens our presence in Asia-U.S. shipping lane business and gives us a stronger platform from which to offer airfreight and ocean freight forwarding services in Asia," MacFarlane said. "We are also pleased with our progress toward meeting our operating profit goals during the quarter. While we recognize that our third quarter is historically our strongest, our operating profit margin has improved for three consecutive quarters this year to 12.3 percent of net revenues in the third quarter."

MacFarlane added: "UTi's completion of the U.S. public offering and listing of our shares on the Nasdaq National Market has allowed us to reduce debt and significantly increase our capital base in order to fuel further growth for our company."

ABOUT UTi

UTi Worldwide Inc. is a global, non-asset based supply chain management business providing supply chain logistics services and planning and optimization solutions. The company's services include freight forwarding, customs brokerage and warehousing services such as the coordination of shipping and the storage of raw materials, supplies, components and finished goods. Through its supply chain planning and optimization services, the company assists clients in designing and implementing systems that improve the predictability and visibility and reduce the overall cost of their supply chains. The company has a global and diverse business customer base ranging from large multinational enterprises to smaller local businesses. For more information about the company visit its Web site at www.go2uti.com.

MANAGEMENT'S COMMENTARY ON RESULTS OF OPERATIONS

The text of the company's commentary on its financial condition and results of operations, along with consolidated statements of operations, balance sheets and cash flow statements for the three and nine month periods ended October 31, 2000, will be posted next week on UTi's Web site, www.go2uti.com, under

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EXHIBIT 99.1                                 NEWS RELEASE DATED DECEMBER 7, 2000
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the heading "News Releases and Commentary." The commentary also will be furnished next week to the U.S. Securities and Exchange Commission on Form 6-K.

INVESTOR CONFERENCE CALL

UTi management will host an investor conference call tomorrow, Friday, December 8, 2000, at 8:00 a.m. PST (11:00 a.m. EST) to review the company's financials and operations for the third quarter and nine-month periods. The call will be open to all interested investors through a live, listen-only audio broadcast available over the Internet at www.go2uti.com and www.streetfusion.com, or by calling (212) 896-6041 (domestic and international). For those who are not available to listen to the live broadcast, the call will be archived for two weeks through 6:00 p.m. PST, Friday, December 22, 2000 on both Web sites. A telephonic playback of the conference call also will be available during that same timeframe by calling (800) 633-8284 (domestic) or (858) 812-6440 (international) and using Reservation No. 17113844.

SAFE HARBOR STATEMENT

Certain statements in this news release may be deemed to be forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and
Section 21E of the Securities Exchange Act of 1934. The company intends that all such statements be subject to the "safe-harbor" provisions contained in those sections. Such statements may include, but are not limited to, the company's discussion of its growth strategy and integration of acquisitions. Many important factors may cause the company's actual results to differ materially from those discussed in any such forward-looking statements, including increased competition, integration risks associated with acquisitions, general economic and market conditions and the other risks and uncertainties described in the company's filings with the Securities and Exchange Commission. Although UTi believes that the assumptions underlying the forward-looking statements are reasonable, any of the assumptions could prove inaccurate and, therefore, there can be no assurance that the results contemplated in forward-looking statements will be realized. In light of the significant uncertainties inherent in the forward-looking information included herein, the inclusion of such information should not be regarded as a representation by UTi or any other person that UTi's objectives or plans will be achieved. The historical results achieved by the company are not necessarily indicative of its future prospects. UTi undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

                                      # # #


                                 (Tables Follow)


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EXHIBIT 99.1                                 NEWS RELEASE DATED DECEMBER 7, 2000
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UTI WORLDWIDE INC.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(Prepared in Accordance with International Accounting Standards)

                                          Three Months Ended October 31,        Nine Months Ended October 31,
                                         -------------------------------       -------------------------------
                                             2000               1999                2000              1999
                                         ------------       ------------       ------------       ------------
                                                                      (Unaudited)
INCOME STATEMENT DATA (US$000):
Gross revenue......................      $    240,766       $    196,562       $    642,751       $    524,559
Freight consolidation costs........           157,981            131,142            418,833            343,984
                                         ------------       ------------       ------------       ------------
Net revenue........................            82,785             65,420            223,918            180,575
Staff costs........................            40,005             31,030            111,673             89,495
Depreciation.......................             2,468              1,948              6,735              5,588
Amortization.......................             1,417                824              3,563              2,328
Other operating expenses...........            28,682             22,787             79,473             66,548
                                         ------------       ------------       ------------       ------------
Operating profit...................            10,213              8,831             22,474             16,616
Finance costs......................            (1,159)              (647)            (4,783)            (3,729)
Income from other investments......               181                507              2,299              2,259
                                         ------------       ------------       ------------       ------------
Pretax income......................             9,235              8,691             19,990             15,146
Income tax expense.................            (2,252)              (738)            (4,831)            (1,286)
                                         ------------       ------------       ------------       ------------
Net income before minority interest             6,983              7,953             15,159             13,860
Minority interest..................              (305)               (50)              (705)              (357)
                                         ------------       ------------       ------------       ------------
Net income.........................      $      6,678       $      7,903       $     14,454       $     13,503
                                         ============       ============       ============       ============

Basic earnings per ordinary share..      $       0.33       $       0.51       $       0.78       $       0.85
Diluted earnings per ordinary share      $       0.33       $       0.39       $       0.72       $       0.67
Number of shares used for per share
  calculations:
  Undiluted shares.................        20,047,616         15,259,335         18,451,522         15,259,335
  Diluted shares...................        20,047,616         20,047,616         20,047,616         20,047,616

Per share calculations reflect UTi's 1-for-7.63 combination of shares (reverse stock split) effective on October 18, 2000.

SELECTED CONSOLIDATED BALANCE SHEET DATA (US$000)
(Prepared in Accordance with International Accounting Standards)

                                          October 31, 2000    January 31, 2000
                                          ----------------    ----------------
                                            (Unaudited)

Cash and cash equivalents............         $ 29,330            $ 20,760
Trade and other receivables, net.....          235,107             183,083
Total current assets.................          264,437             203,843
Property, plant and equipment, net...           35,557              34,985
Goodwill, net........................           83,492              48,532
Total assets.........................          392,182             297,920

Total current liabilities............          257,212             172,505
Total long-term liabilities..........           24,132              18,801
Total shareholders' equity...........          108,892             105,043

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